FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....
(Registrant)

Date : 2nd July, 2002

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

NOT FOR RELEASE OR DISTRIBUTION IN THE US

PRESS RELEASE

The National Bank of Greece Group today announced that any rumours regarding the exchange ratio of shares between National Bank and ETEBA have no bearing whatsoever on reality.

As pointed out in the announcement, the share exchange ratio shall be determined by independent consultants in the coming days, as prescribed by law, and shall be announced by National Bank of Greece and ETEBA upon completion of the relevant valuations.

Athens, 1 July 2002

This press release does not constitute an offer to sell or to acquire any securities of National Bank of Greece or ETEBA or any NBG Group company in the United States or in any other jurisdiction. Securities of National Bank of Greece, ETEBA or any NBG Group company may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an available exemption from such registration. Any offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from National Bank of Greece and that will contain detailed information about the company and management including financial statements.

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201